UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.

)*

Octagon 88 Resources, Inc..

(Name of Issuer)

Common Stock, $0.0001  par value

(Title of Class of Securities)

67572P 101

(CUSIP Number)

Puroil Technology Inc.,

942 Windemere Dr. NW, Salem, Oregon, 97304-2722

(403) 689-3901

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   67572P 101

1.   Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

        Puroil Technology Inc.

2.    Check the Appropriate Box if a Member of a Group

(a)

(b)

X

3.

SEC Use Only

4.

Source of Funds (See Instructions)

WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.

Citizenship or Place of Organization

State of Oregon, United States of America

Number of

7.  Sole Voting Power  YES

Shares Bene-

ficially

8.  Shared Voting Power

NO

Owned by Each

Reporting

9.  Sole Dispositive Power

    YES

Person With

10.

Shared Dispositive Power

NO

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

   3,800,000

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)

9.8%

14.   Type of Reporting Person (See Instructions)

CO

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value, of Octagon 88 Resources, Inc. (the “Issuer”).  Its principal executive offices are located at 19 Briar Hollow Lane Suite 115, Houston, Texas U.S.A. 77027

Item 2.

Identity and Background

This Schedule 13D is being filed by Puroil Technology Inc.  a company incorporated pursuant to the laws of the State of Oregon

(b)  The business address of Puroil Technology Inc. is 3632-13 St. SW, Calgary, Alberta, T2T 3R1

(c)  The principal business of Puroil Technology Inc. is early stage venture capital.

(d)  During the last five (5) years, neither Puroil Technology Inc., nor any of its officers or directors has been convicted in any criminal proceeding.

(e)  During the last five (5) years, neither Puroil Technology Inc., nor any of its officers or directors, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.

Source and Amount of Funds or Other Consideration

On October 9, 2008, Puroil Technology Inc. invested $38,000 from working capital pursuant to two subscription agreements.

Item 4.

Purpose of Transaction

Puroil Technology Inc. purchased the shares based on their belief that the business of the Company may present an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Puroil Technology Inc., and the availability of shares at prices that would make the purchase of additional shares desirable, Puroil Technology Inc. may endeavor to increase their position in the Issuer through the purchase of shares on the open market or in private transactions or may consider, declaring a dividend of the shares to its shareholders.

Other than set out herein this Item 4, there are no plans or proposals which Puroil Technology Inc. may have in regard to:

(a)

The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;

(b)

A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amont of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any other actions similar to those above.

Item 5.

Interest in Securities of the Issuer

(a)

Puroil Technology Inc. holds a total of 3,800,000 shares of common stock of the Issuer which is 9.8% of the total issued and outstanding shares of the Issuer.

(b)

Puroil Technology Inc. has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, and other than the shares referred to in this Schedule D, Puroil Technology Inc. had not purchased any shares of the Issuer.

(d)

Puroil Technology Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held in the name of Puroil Technology Inc..  Puroil Technology Inc. will have the right to receive the dividends.  No one other than Puroil Technology Inc. has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in the name of Puroil Technology Inc., referred to above in paragraph (a) of this Item 5.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2008

Date

/s/ James Durward

Signature

Mr. James Durward, President & Director

Name/Title